UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*


                                DBA SYSTEMS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)


                                    233031103
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


                               Page 1 of 14 Pages

CUSIP No. 233031103                   13G                     Page 2 of 14 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    WECHSLER & CO., INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           a)|_|
                                                                           b)|X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
NUMBER OF SHARES      5   SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              1,513,532
      EACH            ----------------------------------------------------------
     PERSON           6   SHARED VOTING POWER
    REPORTING
      WITH                Not Applicable
                      ----------------------------------------------------------
                      7   SOLE DISPOSITIVE POWER

                          1,513,532
                      ----------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER

                          Not Applicable
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,513,532
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     34.1%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

    BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 14 Pages

CUSIP No. 233031103                   13G                     Page 2 of 14 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     NORMAN J. WECHSLER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
NUMBER OF SHARES      5         SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY                    1,513,532
      EACH            ----------------------------------------------------------
     PERSON           6         SHARED VOTING POWER
    REPORTING
      WITH                      Not Applicable
                      ----------------------------------------------------------
                      7         SOLE DISPOSITIVE POWER

                                1,513,532
                      ----------------------------------------------------------
                      8         SHARED DISPOSITIVE POWER

                                Not Applicable
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,513,532
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     1,513,532
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     34.1%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 14 Pages

Item 1(a).     Name of Issuer:

               DBA SYSTEMS, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1200 South Woody Burke Road
               Melbourne, FL 32901

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of (i) Wechsler & Co., Inc. and (ii) Norman J. Wechsler (each a "Reporting Person" and collectively, the "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, if none,
               Residence:

               105 South Bedford Road
               Suite 310
               Mount Kisco, NY 10549


Item 2(c).     Citizenship:

               Wechsler & Co., Inc. is a New York corporation and Norman J. Wechsler is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.10 par value

Item 2(e).     CUSIP Number:

               233031103

Item 3.        Type of Reporting Person:

               (a)  Wechsler & Co.,  Inc. is a  broker-dealer  registered  under
                    Section 15 of the Securities Exchange Act of 1934. Norman J. Wechsler is the majority shareholder, Chairman of the Board and President of Wechsler & Co., Inc. and, accordingly, is considered the beneficial owner of securities beneficially owned by Wechsler & Co., Inc. Mr. Wechsler's beneficial ownership of Common Stock of the Issuer does not exceed 1% of such class of equity securities, exclusive of equity securities beneficially owned by Wechsler & Co., Inc.

               (b)  - (h): Not applicable



                               Page 4 of 14 Pages

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:

                    Wechsler & Co., Inc. beneficially owns 1,513,532 shares of Common Stock, which amount includes 2,103 shares issuable upon conversion of $41,000 principal amount of the Issuer's 8 1/4% Convertible Subordinated Debentures Due 2010, all of which is held in its market-making accounts for securities of the Issuer. Mr. Wechsler is deemed the beneficial owner of such shares by reason of his relationship with Wechsler & Co., Inc.

               (b)  Percent of Class:

                    34.1%

               (c)  Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:

                            1,513,532 (giving effect to the conversion described in Item 4(a) above)

                    (ii)  shared power to vote or to direct the vote:

                          Not Applicable

                    (iii) sole power to dispose or to direct the disposition of:

                            1,513,532 (giving effect to the conversion described in Item 4(a) above)

                    (iv) shared power to dispose or to direct the disposition of:

                          Not Applicable

Items 5-9.                Not Applicable

Item 10. By signing below, each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                               Page 5 of 14 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   February 12, 1996


                                             WECHSLER & CO., INC.


                                             By:/s/ Norman J. Wechsler
                                                --------------------------------
                                                Norman J. Wechsler,
                                                President


                                                /s/ Norman J. Wechsler
                                                --------------------------------
                                                Norman J. Wechsler



                               Page 6 of 14 Pages

                                  EXHIBIT INDEX

EXHIBIT NO.                                                             PAGE NO.

     1    Joint  Filing  Agreement  by Norman J.                           8
          Wechsler and Wechsler & Co., Inc. dated as of February 12, 1996



                               Page 7 of 14 Pages